Savoy Financial Group, Inc.
September 24, 2004
6767 W. Tropicana Avenue, Suite 207
Las Vegas, Nevada 89103

Re: Expert Systems, Inc.
       Form SB-2 filed September 2, 2004
       File No.: 333-118799

To Whom It May Concern:

	We have the following comments on the above captioned filing. Where indicated , we think you should revise your document in response to these comments. If you disagree, we will consider your explanation of why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus
Cover Page

1.	Please clarify, in the second paragraph, whether the registrant is also reserving discretion to terminate the offering in less than 90 days even if more than the minimum amount of proceeds but less than the maximum has been received.

2.	 State also whether the registrant is reserving the right to extend the offering period beyond the original 90 days. In that case, state the maximum outside date beyond which the offering will not be extended.

3.	State briefly, with a cross-reference to more complete
information elsewhere, which persons at the company will make the selling effort and what methods they will use.

4.	The statement that Expert Systems does not plan to use this
prospectus before the effective date creates an implication that this plan may change, and should be deleted. Since use of the prospectus prior to the effective date is expressly prohibited in any case, the purpose of the statement is unclear.

5.	Please delete the last sentence of the third paragraph,
referring to the absence of exchange or Nasdaq listings.

Summary Information and Risk Factors - pages 5-11

6. 	Your summary financial information presented on page 6 includes operations data for the three months ended June 30, 2004 and 2003. Please explain to us why the amounts for the three months are the same as those for the six months ended June 30, 2004 and 2003, per your statement of operations on page 40. If this is a result of not having any activity during the first three months of each year, please explain. If it is a typographical error, please revise.

7.	Please clarify that the company`s auditors have included in
their certificate on the company`s financial statements a qualification for its ability to continue as a going concern.

Risk Factors - pages 7-11

8.	Please delete the last sentence of the second paragraph, which mitigates the risk discussed.

9.	In the third risk factor discussion, clarify, both in the
headnote and the text, that the auditors have qualified their certificate to express their doubt about the company`s status as a going concern.

10.	Please revise the fourth risk factor discussion, both in the headnote and in the text, to eliminate references to the company`s operating results, and to clarify rather that the company has had no operations to date, and may not succeed in ever having any.

11.	Further revise this discussion to eliminate the reference to securities analysts, which may be speculative, and the reference to factors which may affect their analysis, which is also presumptive.

12.	Provide an additional, separate risk factor which discusses the likelihood of severely limited trading in the company`s stock, or the possibility that no market at all may develop.

13.	An additional risk factor should discuss the apparent likelihood that the stock will not be listed on any exchange or on NASDAQ.
Discuss the effects on trading of the absence of such listings. We have noted the later discussion of "penny stock" regulation.

14.	Again, at the last paragraph of the risk factor discussion of seasonality, delete the reference to public market analysts, which is speculative.

15.	Please expand the risk factor discussion of competitive
pressures to identify at least the broad categories of your competitors, and to clarify whether competitors offer the Swing Plane product or other versions of the same product.

16.	Include at your risk factor discussion of dilution a cross-
reference to the table or text discussion illustrating various levels of dilution on different assumptions.

17.	Expand the sub-heading "The stock of ESI is a speculative
investment that may result in losses to investors" to indicate specifically that there can be no assurance that a trading market will develop.

Use of Proceeds - page 11

18.	We note that at Part II expenses of the offering are estimated at approximately $8,000. Please reconcile.

Legal Proceedings - page 14

19.	Please state also in this section whether there are any pending legal proceedings
against the company.

Description of Business - page 18

20.	We note the statement later in the prospectus that the Plane
Stick is currently being assembled in China. Please advise, to the extent known to the registrant, of the current status of this assembly, and the source of the registrant`s information.

21. 	Please also advise whether the registrant knows when Plane Stick would be able to commence deliveries of the product to it. If the company can reasonably anticipate difficulties in production or supply, or delays in delivery, which could affect its operations, please explain.

Management`s Discussion and Analysis - page 21

22.	Please disclose whether you have any off balance sheet
arrangements. Refer to Item 303(c) of Regulation S-B.

Plan of Operation

23.	Clarify, if true, that the company has no obligation to acquire any minimum quantities of the Swing Plane, whether in a particular time period or otherwise, from its licensor.

Financial Statements

Audited Financial Statements for the Years Ended December 31, 2003
and 2002

Independent Auditors` Report, page 28
24.	Your independent auditors` reissued report dated January 22,
2004, included in this registration statement, does not appear to meet the requirements of Auditing Standard No. 1, References in Auditing Reports to the Standards of the Public Company Accounting Oversight Board. Please refer to the Commission`s Release Nos. 33-8422; 34-49708; FR-73 dated May 14, 2004 available at www.sec.gov.

Statement of Operations, page 31
25.	SFAS 128 requires the disclosure of basic and diluted earnings per share on the face of the statement of operations. Please disclose the required information, as applicable, listed in paragraphs 36 through 41 of that Statement. Finally, ensure that you update your summary financial information and your statement of operations for the six months ended June 30, 2004 and 2003 with earnings per share information.

Statement of Changes in Stockholders` Equity (Deficit), page 32
26.	It appears that the $(6,594) deficit for the year ended December
31, 2003 should be a positive number, which would also agree with your balance sheet. Please remove the brackets if necessary. Additionally, please revise the heading of Note 3 to read
Stockholders` Equity rather than Stockholders` Deficit.
27.	Please revise the language of the heading in your statement to reflect all periods presented. The heading should include both the period April 16, 2002 through December 31, 2002 and the year ended December 31, 2003. In addition, please correct your index to the financial statements on page 28 to correspond to the two separate periods for your statement of changes in stockholders equity.
28.	It appears you used the par value of your common stock as your determination of fair value for common stock issued to each of your directors. We noted that you had two separate stock issuances to unrelated third parties, and in each of those issuances the price per share was four cents. Furthermore, we note you are proposing an offering price of five cents per share for this registered public offering. It does not appear that par value would be a good fair value method to assign value to the stock issued for services.
Please note that such value should reflect the fair value of the common stock or the fair value of services rendered, whichever is more readily determinable. Please provide us with the objective evidence that you evaluated that supports your determination.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Development Stage Company - page 34

29.	We note on page 34, as well as on page 43, your disclosure that the "Company has devoted substantially all of its efforts to business planning, research and development." However, on page 20 in your Description of Business section you state, "We do not conduct any research or development activities." Please clarify and revise your disclosures as necessary.

Note 4 - Going Concern, page 35
30.	Please tell us what consideration you gave to the disclosure suggestions of AU 341.10 of the AICPA Professional Standards, given your auditor`s conclusion that there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. We may have further comments.

Reviewed Financial Statements for the Periods Ended June 30, 2004 and
2003

Accountants` Review Report - page 38
31.	Your accountants` review report dated July 20, 2004, which is included in this registration statement, does not appear to meet the requirements of Auditing Standard No. 1, References in Auditing Reports to the Standards of the Public Company Accounting Oversight Board. Please refer to the Commission`s Release Nos. 33-8422; 34-49708; FR-73 dated May 14, 2004 available at www.sec.gov.

Reviewed Statements of Operations - page 40

32.	Please revise the period headings to read 2004 and 2003 instead of 2003 and 2002.

Reviewed Statement of Changes in Stockholders` Equity (Deficit) -
page 41
33.	It appears that the $(6,594) deficit for the year ended December
31, 2003 should be a positive number, which would also agree to your balance sheet. Please remove the brackets if necessary.
Additionally, please revise the heading of note 3 to read
Stockholders` Equity as opposed to Stockholders` Deficit.
Part II

Recent Sales of Unregistered Securities

34.	In each case where securities were issued for services rendered, give a brief description of the nature of the services rendered.



Exhibits, page 47
Exhibit 23.2 (b) Consent of Independent Auditor
35.	It appears a consent letter of a different independent auditor for an unrelated registration statement was included in your filing. Please amend your filing to include the appropriate consent.

Signatures

36. 	The registration statement must also be signed by the company`s controller or principal accounting officer and by the company`s principal financial officer.

General

37.	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
* The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporate Finance in connection with our review of your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above captioned registration statement. We will act upon such request and pursuant to delegated authority grant acceleration of the effective date.

					General

	Please amend your filing in response to these comments. Provide a cover letter keying your responses to the comments, and supply any requested supplemental information. Please also supply supplementally three copies of the amendment marked to show changes. We may have further comments after reviewing you revised materials and your responses.

	Please direct questions on accounting matters to David
DiGiacomo, at (202) 942-
5493, or to James Allegretto, Senior Assistant Chief Accountant, at
(202) 942-1885. Direct other questions to Albert Yarashus, at (202) 942-1899, or to me, at (202) 942-1900.

								Sincerely,



								H. Christopher Owings
						                        Assistant
Director





















Expert Systems, Inc.
Page  7